SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)1

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

David P. Kreisler, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 23,737,858
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 23,737,858
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 23,737,858
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 37.4%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS THL Managers VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 30,006
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 30,006
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 30,006
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 0.1%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 13,056,740
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 13,056,740
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 13,056,740
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 20.6%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 8,841,330
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 8,841,330
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 8,841,330
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 13.9%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 1,544,404
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 1,544,404
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,544,404
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 2.4%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS THL Equity Fund VI Investors (MoneyGram), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 48,881
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 48,881
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 48,881
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 0.1%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS THL Coinvestment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 37,296
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 37,296
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 37,296
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 0.1%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS THL Operating Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 45,950
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 45,950
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 45,950
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† Less than 0.1%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS Great-West Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 66,638
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 66,638
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 66,638
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 0.1%
14.		TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

13D
1.		NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 66,613
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 66,613
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 66,613
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *† 0.1%
14.		TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 63,497,350 (which is the sum of (i) 54,587,113 shares of Common Stock outstanding as of March 27, 2014, and (ii) 8,910,237 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,281.9038 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of March 27, 2014.

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008, as amended on March 9, 2011, May 9, 2011, May 23, 2011, November 16, 2011, November 23, 2011, December 22, 2011 and February 21, 2012 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 8 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

On July 7, 2011, a registration statement which registered for resale of all of the shares of common stock owned by the Reporting Persons and the GS Investors, was declared effective by the Securities and Exchange Commission (the “Registration Statement”). On March 27, 2014, the Company filed a prospectus supplement with respect to the Registration Statement providing that the Reporting Persons and GS Investors intend to sell 9,200,000 shares of Common Stock pursuant thereto (“Registered Offering”).

The Reporting Persons sold 4,455,304 shares of Common Stock on April 2, 2014.

On April 2, 2014, the Reporting Persons sold to the Company 8,185,092 shares of Common Stock pursuant to a Stock Purchase Agreement, dated March 26, 2014, among the Company and THL.

Item 5.  Interest in Securities of the Company.

Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

“(a) – (b)

The response to Item 4 is incorporated herein by reference. The ownership percentages set forth in this Item 5 include both (i) ownership percentages including the Common Stock issuable upon conversion of the Series D Stock (which Series D Stock, subject to certain exceptions, is non-voting) in the outstanding number of shares of Common Stock (referred to herein as the “Deemed Outstanding”) and (ii) ownership percentages calculated excluding the Common Stock issuable upon conversion of the Series D Stock from the total outstanding number of shares of Common Stock (referred to herein as the “Actually Outstanding”).

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 23,737,858 shares, which constitute 37.4% of the Deemed Outstanding Common Stock and 43.5% of the Actually Outstanding Common Stock.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities, (2) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam, and (3) Great-West does not disclaim beneficial ownership of shares held by Putnam and Putnam Holdings.

Equity Fund has direct beneficial ownership of 13,056,740 shares, or 20.6% of the Deemed Outstanding Common Stock and 23.9% of the Actually Outstanding Common Stock.  Equity Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Parallel Fund has direct beneficial ownership of 8,841,330 shares, or 13.9% of the Deemed Outstanding Common Stock and 16.2% of the Actually Outstanding Common Stock.  Parallel Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

DT Fund has direct beneficial ownership of 1,544,404 shares, or 2.4% of the Deemed Outstanding Common Stock and 2.8% of the Actually Outstanding Common Stock.  DT Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Fund VI (MG) has direct beneficial ownership of 48,881 shares, or less than 0.1% of the Deemed Outstanding Common Stock and less than 0.1% of the Actually Outstanding Common Stock.  Fund VI (MG) may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Coinvestment Fund has direct beneficial ownership of 37,296 shares, or less than 0.1% of the Deemed Outstanding Common Stock and less than 0.1% of the Actually Outstanding Common Stock.  Coinvestment Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Operating Partners has direct beneficial ownership of 45,950 shares, or less than 0.1% of the Deemed Outstanding Common Stock and less than 0.1% of the Actually Outstanding Common Stock.  Operating Partners may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Managers VI has direct beneficial ownership of 30,006 shares, or less than 0.1% of the Deemed Outstanding Common Stock and less than 0.1% of the Actually Outstanding Common Stock.  Managers VI may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Putnam III has direct beneficial ownership of 66,613 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock.  Putnam III may be deemed to share with Great-West and Advisors voting and dispositive power with respect to such Common Stock.

Great-West has direct beneficial ownership of 66,638 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock, and indirectly controls Putnam III, so may be deemed to have an indirect beneficial ownership of 66,613 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock; such shares aggregate to 133,251 shares of Common Stock, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Great-West may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Advisors, (1) as the general partner of the sole member of Advisors VI, which is the general partner of the Funds and Fund VI (MG), (2) as the general partner of the general partner of Coinvestment Fund and Operating Partners, and (3) pursuant to the terms of the Fourth Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund VI, L.P., which requires Great-West and Putnam to dispose of its shares of stock pro rata with the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 23,737,858 shares, which constitute 37.4% of the Deemed Outstanding Common Stock and 43.5% of the Actually Outstanding Common Stock.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act with Goldman Sachs.  The Reporting Persons disclaim beneficial ownership of the stock held by Goldman Sachs.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by Goldman Sachs for purposes of Section 13(d) of the Exchange Act or for any other purpose.”

Item 7.  Material to be Filed as Exhibits.

See Exhibit 10.1 of the Company’s 8-K filed on March 31, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 2, 2014

THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL OPERATING PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EQUITY FUND VI INVESTORS (MONEYGRAM), LLC
By: THL Equity Advisors VI, LLC, its manager
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL MANAGERS VI, LLC
By: Thomas H. Lee Partners, L.P., its managing member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

GREAT-WEST INVESTORS, L.P.
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC
By: Putnam Investments Holdings, LLC, its managing member
By: Putnam Investments, LLC its managing member
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director